TRULITE, INC.
Three Riverway
Suite 1700
Houston, TX 77056

July 7, 2006

Mark Webb, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:       Trulite, Inc.
Amendment No. 3 to Registration Statement on Form 10-SB
Filed June 8, 2005
File No. 0-51696

Dear Mr. Webb:

This letter is in response to the comments contained in the Staff’s letter to John Sifonis, dated June 23, 2006 (the “Comment Letter”) concerning the above-referenced registration statement (the “Registration Statement”). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

 General

1.	Please revise your 2005 Form 10-K fiscal year ended December 31, 2005 and your Form 10-Q for the quarter ended March 31, 2006 in response to the following comments, as appropriate.

Following a discussion with Staff, we will make the requested changes in a Form 10-KSB/A for the fiscal year ended December 31, 2005 and a Form 10-QSB/A for the quarter ended March 31, 2006 to be filed following clearance of comments to the Registration Statement.

Item 1 - Description of Business, page 2

2.
Your discussion should avoid speculating on future level of business. In this regard, we  note your statements on page 2 and 3 regarding anticipated bookings and revenues.  Please delete these statements or, if you have a solid basis for your expectations, please  disclose such bases in detail.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Market Opportunities, page 9

3.	It is not clear why you have removed all discussion of industrial remote monitoring from your discussion of market opportunities. Please advise.

We have re-inserted the discussion of industrial remote monitoring in the revised Form 10-SB/A filed concurrently with this letter.

Management’s Discussion and Analysis, page 15

4.	We note that you issued a total of 1.4 million warrants in April 2006. Please file warrant agreements as exhibits.

We respectfully disagree with your request to file these warrant agreements. Regulation §228.601 of Regulation S-B requires that a registrant file all material contracts not made in the ordinary course of business as exhibits to a registration statement on Form 10-SB. Each warrant agreement represents the right to acquire less than 4% of Trulite's outstanding comon stock on a fully diluted basis. Therefore, we believe these warrant agreements are not material contracts and do not need to be filed as exhibits to the Form 10-SB/A filed concurrently with this letter.

Risk Factors, page 23

5.	Please disclose the going-concern opinion issued by your accountants.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

The Company may be unable to attract or retain key personnel…. Page 29

6.
Kevin Shurtleff, as the company’s founder, appears to have a key role in the company.  However, we note that in his currently employment agreement he is obligated to devote  only 20 hours per week to the company, and beginning January 2007 he will have an at- will employment relationship. Please revise as appropriate to discuss how these  considerations may impact the future of the company.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Consolidated Financial Statements for the year ended December 31, 2005

Note C - Business Combinations, page F-18

7.
We continue to believe that the valuation of the preferred shares is a material and critical  accounting estimate since the value ascribed to the acquisition of Trulite Technology LC  was determined by the overall value of the preferred shares. Therefore, we reissue our  previous comment 9.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter, specifically please note the additional disclosure provided in Note C - Business Combination beginning on Page F-18.

In our telephone conversation with you, during which we discussed this issue, Company counsel indicated that we believed our previous management had not completed a formal valuation of the Company. However, discussions with Dr. Kevin Shurtleff, who represented the management of Trulite Technology LC at the time of the acquisition, revealed that Dr. Shurtleff had completed a discounted cash flow analysis to develop a valuation prior to the acquisition. Dr. Shurtleff provided us with a copy of that analysis. Dr. Shurtleff calculated the value of the business to be $750,000 based on his projections of future cash flow streams. The purchase price was actually $612,460. However, the agreements also provided for additional funding in four future tranches if certain development milestones were met, providing an opportunity to get closer to his calculated valuation. Since this transaction was based on an arm’s length negotiation between two distinct parties, neither party believed that a third party valuation was necessary. Additionally, the Company believed that the cost of a third party valuation could not be justified.

8.	Considering the significance of the purchased research and development asset to the business combination, please revise your disclosure to include the following:

•	Describe for investors management’s rational for acquiring the in-process R&D disclosing it’s the nature and your approximate timeline for the completion of the development of your products;

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter, specifically please note the additional disclosure provided in Note C - Business Combination beginning on Page F-18. This disclosure relates to the in-process R&D at the time of purchase. The in-process R&D was written off following the purchase, and all R&D expenses incurred since the acquisition have been expensed as they occurred.

•
Revise to include a discussion of the nature, amount, and timing of anticipated expenditures necessary to develop the in-process research and development into commercially viable products and provide updated information quarterly.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter, specifically please note the additional disclosure provided in Item 6. Management’s Discussion and Analysis or Plan of Operations beginning on page 14. We believe it more appropriately reads in this discussion.

Note I - Common Stock Options, page F-20

9.
Please refer to our previous comment 13. You have used zero as your volatility input in  your calculation of the fair value of options granted. Paragraph 141 of SFAS 123 states that you cannot use zero as your volatility because the valuation model does not work  with a divisor of zero. Please revise your valuation to use a more appropriate volatility  assumption and revise your financial statements accordingly.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter, specifically please note the additional disclosure provided in Note I - Common Stock Options beginning on Page F-20. A valuation was completed using the Black-Scholes Model and including a volatility input. Comparable publicly traded companies operating in the hydrogen fuel cell sector were used as the basis for the volatility calculation. Using these inputs, the resulting valuation was immaterial but greater than zero.

Note L- Restatement of Financial Statements, page F-29

10.
Please revise to include APB 20 disclosures, including identifying all columnar  information as restated, related to the restatement for the correction of an error resulting  from properly expensing the acquired R&D at the date of acquisition.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Form 10-Q

Consolidated Financial Statements

11.
In your note, you disclose that you issued 1,175,339 options in April 2006, inclusive of 699,303 options mentioned above. Please clarify what the 699,303 options relate to and clarify whether all options issued were incentive options issued to employees or directors  or options issued in exchange for services, Quantify amounts issued for each of option granted.

Following a discussion with Staff, we will make the requested changes in a Form 10-QSB/A for the quarter ended March 31, 2006 to be filed following clearance of comments to the Registration Statement.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein & Smith LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

/s/ John Sifonis, President

Trulite, Inc.

cc:         Gregory Dundas
David N. Feldman